UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Notification of Late Filing OMB APPROVAL
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SEC FILE NUMBER 1-12109

CUSIP NUMBER 247918 10 5

(Check one):	☐Form 10-K ☐Form 20-F ☒ Form 11-K ☐Form 10-Q ☐Form 10-D

☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Delta Financial Corporation
Full Name of Registrant

Former Name if Applicable

1000 Woodbury Road, Suite 200
Address of Principal Executive Office (Street and Number)

Woodbury, New York 11797
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
 (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Delta Financial Corporation is unable to file Delta Funding Corporation 401(K) Profit Sharing Plan (the "Annual Report") on Form 11-K for the year ended December 31, 2006 within the prescribed time period without unreasonable effort or expense due to unforeseen delays in the collection and review of information and documents affecting disclosures in the Annual Report on Form 11-K

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Marc E. Miller 516 812-8850
(Name) (Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
                                                                                                                                Yes  ☒  No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                                Yes ☐   No ☒

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Delta Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007 By: /S/ MARC E. MILLER
Name: Marc E. Miller
Title: Executive Vice President and Secretary